SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2000

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F [X] FORM 40-F[ ]

              Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 YES [ ] NO [X]

                           Forward Looking Statements

              This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business.

              We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

              This Form 6-K includes:

         o Press release, "ActivCard Reports Record Third Quarter Revenue," dated October 24, 2000.

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 26, 2000

                                             ACTIVCARD S.A.



                                             By:    /s/ George Wikle
                                                --------------------------------
                                                Name:   George Wikle
                                                Title:  Chief Financial Officer

[GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE

ACTIVCARD REPORTS RECORD THIRD QUARTER REVENUE

Fremont, CA, October 24, 2000 - ActivCard S.A. (Nasdaq: ACTI / Easdaq: ACTI), a global provider of leading authentication and electronic certification solutions for e-Business communications and transactions, today announced its fourth consecutive record sales quarter with net revenues for the third quarter ended September 30, 2000 of $5,002,000, an increase of 105 percent over the $2,442,000 for the same quarter of 1999.

Operating loss for the third quarter of 2000 was $3,981,000 compared to $3,107,000 for the same quarter of 1999. Net profit for the third quarter of 2000 was $28,371,000, or $.66 per diluted and basic share, compared to a net loss of $3,281,000, or $(.11) per diluted and basic share for the same quarter of 1999.

The net profit for the third quarter of 2000 included an extraordinary entry of $26,959,000. This entry is a non-cash accounting entry for unrealized currency translation gains on U.S. dollar-denominated balances worth $.63 per share that were mainly composed of cash received from the gross proceeds of a $306,000,000 IPO issue on the Nasdaq market in March 2000. Excluding this accounting entry, required by U.S. GAAP reporting, the third quarter of 2000 profit was $1,412,000 or $.03 per diluted share.

"Our business is stronger than ever, as demonstrated by our fourth consecutive record quarterly results. We made significant strategic progress during the quarter, and we are on track to achieve our growth objectives," said Jean-Gerard Galvez, chairman and chief executive officer of ActivCard. "ActivCard is delivering digital identity infrastructure solutions, that are becoming the foundation for Internet-based business transformation. The U.S. Department of Defense was a strategic win for ActivCard, establishing a cornerstone in the formation of our marketplace. Emerging standards, interoperability between vendors, and the clear demand for digital identity solutions from customers in every business sector are strong indicators to us that we are in the right place, at the right time, with the right technology."

These results demonstrate ActivCard's continued success in establishing itself as the premier supplier of digital identity solutions and technology. The company's recent Department of Defense win is an ideal example, demonstrating the scalability and flexibility of ActivCard's solutions for large-scale digital identity management. As a result of our compliance with the U.S. Government's General Services Administration (GSA) interoperability standards and additional features offered by our products, ActivCard is now working with all five GSA prime contractors for the Common Access Card Program, awarded in May of 2000, worth $1.5 billion over the next ten years and is well positioned to capitalize on this opportunity. Interoperability standards, driven by the GSA, are enabling competitive, but interoperable solutions, that will drive the marketplace, even outside the US government.

In line with the company strategy, ActivCard is working closely with some of the largest network computing and mobile communications companies in the world to enable the digital identity delivery infrastructure required for next generation network services. ActivCard has established partnerships and solution interoperability with industry leaders including: network systems providers - Microsoft, Novell and Sun Microsystems; Public Key Infrastructure providers - Baltimore, Entrust and VeriSign; financial services providers - Citigroup and Visa International; and smart card manufacturers - Schlumberger, Oberthur and Gemplus. These affiliations and collaborations enable ActivCard to offer a solution that customers feel confident will meet their requirements for a flexible, scalable, standards-based and interoperable digital identity infrastructure and not restrict them to a proprietary solution.

About ActivCard

ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality, and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 1.5 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore, and the United Kingdom.

This press release includes forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for the Company's products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology, and the dependence on intellectual property rights. Investors are directed to the Company's 1999 Annual Report, which is available from the company without charge for a more complete description of the Company's business.



Note:

ActivCard's third-quarter earnings conference call will be held today, Tuesday, October 24, at 11 a.m., EDT, hosted by ActivCard chairman and CEO Jean-Gerard Galvez. The conference call will be audio Web cast at the following addresses: http://www.streetfusion.com and http://www.activcard.com. A replay of the Web cast will be available for 90 days. Those accessing the live Web cast should allow time in advance for registering and downloading any necessary software.



CONTACTS

Rod Stuhlmuller
ActivCard, Inc.
+1 (510) 574 0100
rstuhlmuller@activcard.com


David Dieumegard
ActivCard S.A.
+33 (0) 1 42 04 84 00
david.dieumegard@activcard.fr

            Unaudited Condensed Consolidated Balance Sheets (US GAAP)

                           (In thousand of US dollars)


--------------------------------------------------------------------------------
                                                  September 30,     December 31,
                                                      2000              1999
--------------------------------------------------------------------------------

ASSETS

Cash & Cash Equivalents                             $311,200          $ 8,790

Accounts Receivable                                    2,406            2,576

Inventory                                              2,404            1,224

Prepaid and Other Current Assets                       2,510            1,808
                                                    ----------------------------

Total Current Assets                                 318,520           14,398

Property and Equipment - Net                           1,359              888

Other Assets                                             842            1,148
                                                    ----------------------------

Total Assets                                        $320,721          $16,434


LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIT)

Total Current Liabilities                            $ 6,401             $5,953

Long-Term Debt                                           115                230

Convertible Bonds                                         --              9,259

Total Equity (Deficit)                               314,205                992
                                                    ----------------------------

Total Liabilities and Equity (Deficit)              $320,721            $16,434
--------------------------------------------------------------------------------

       Unaudited Condensed Consolidated Statements of Operations (US GAAP)

                 (In thousand of US dollars, except share data)

------------------------------------------------------------------------------------------------
Statements of Operations                    Three months ended              Nine months ended
                                                September 30,                 September 30,

                                         2000              1999            2000            1999
------------------------------------------------------------------------------------------------
Revenues                             $     5,002     $     2,442     $    11,955     $     7,196

Costs of Sales                             2,051           1,259           4,796           3,930
                                     -----------------------------------------------------------
Gross Profit                               2,951           1,183           7,159           3,266

Costs and Expenses
Research and Development                   2,120           1,228           5,646           3,624
Selling and Marketing                      3,777           2,443          10,490           6,722
General and Administrative                 1,035             619           2,224           4,923 1/
                                     -----------------------------------------------------------
Total Costs and Expenses                   6,932           4,290          18,360          15,269

Loss from Operations                      (3,981)         (3,107)        (11,201)        (12,003)

Interest Income / (Expenses)               5,393             (99)         10,955            (283)
Foreign Exchange Gain / (Loss)            26,959             (75)         32,234             (76)
                                     -----------------------------------------------------------
Other Income / (Expenses)                 32,352            (174)         43,189            (359)

Income Tax Benefit                            --              --            (1)               --

Net Profit / (Loss)                  $    28,371     $    (3,281)    $    31,987     $   (12,362)
                                     ============================================================
Earnings (Loss) per Common Share:

           Basic                     $      0.72     $     (0.11)    $      0.86     $     (0.44)
                                     ============================================================

           Diluted                   $      0.66     $     (0.11)    $      0.76     $     (0.44)
                                     ============================================================

Weighted average number of
     Common Shares

           Basic                      39,591,805      29,659,368      37,245,244      28,416,802
                                     ============================================================
           Diluted                    42,730,045      29,659,368      41,872,946      28,416,802
------------------------------------------------------------------------------------------------

1/ General and administrative expense for the second quarter of the year 1999 includes $3.04 million resulting from the settlement of a two-year old legal action.

       Unaudited Condensed Consolidated Statements of Cash Flows (US GAAP)

                           (In thousand of US dollars)

--------------------------------------------------------------------------------
                                                              Three months ended
                                                              September 30, 2000
--------------------------------------------------------------------------------

CASH BALANCES
o   Beginning Balance                                              $307,510
o   Ending Balance                                                  311,200
                                                              ------------------
CASH FLOW                                                          $  3,690
                                                              ==================
CASH FLOW ANALYSIS
Cash Flow from Operations
o   Net income / (Loss)                                            $ 28,371
o   Depreciation                                                        225
o   Other Non Cash Gain                                                  95
Increase (Decrease) in Cash from:
          Accrued Payroll & Related Benefits                            515
          Accounts Receivable                                           422
          Advance from Customers                                        315
          Other Current Liabilities                                     262
          Other Currents Assets                                         124
          Other Assets                                                   52
          Suppliers Advance                                              24
          Accounts Payable                                              (29)
          Inventory                                                    (773)
                                                              ------------------
o   Changes in Other Working Capital                                    912
                                                              ------------------
Total Cash Flow from Operations                                      29,603
                                                              ==================

Cash Flow from Investments
o   Property and Equipment Purchases                                   (383)
                                                              ------------------
Total Cash Flow from Investments                                       (383)
                                                              ==================

Cash Flow from Financing
o   Increase in Equity from Options Exercised                         2,098
o   Decrease in Long-Term Debt                                         (241)
                                                              ------------------
Total Cash Flow from Financing                                        1,857
                                                              ==================
o   Effect on Exchange Rate Changes                                 (27,387)

CASH FLOW                                                          $  3,690
--------------------------------------------------------------------------------